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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:                                                                                                    March, 2005

Commission File Number:                                                                                               000-49946

Alamos Gold Inc.

(Translation of registrant's name into English)

Suite 1503, 110 Yong Street

Toronto, Ontario, Canada  M5C 1T4

(Address of principal executive offices)

Suite 1400 - 400 Burrard Street

Vancouver, British Columbia, Canada  V7X 1A6

(Former Name or Former Address, if Changed Since Last Report)

1.  Material Change Report, February 2, 2005

2.  Press Release, February 2, 2005

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F..... Form 40-F..XXX

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of  a Form  6-K if submitted solely  to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a  press  release,  is  not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..XXX...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

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Suite 1503, 110 Yonge Street

Toronto, Ontario

Canada M5C 1T4

Telephone: (416) 368-9932

Website: www.alamosgold.com

Trading Symbol: AGI TSX

March 31 ,2005	For Immediate Release

Alamos Gold Inc. Reports 2004 Results

Toronto, Ontario – March 31, 2005 – Alamos Gold Inc. (TSX: AGI) (the “Company”) has released the financial results of the Company for the year ended December 31, 2004, this summary of activities and financial results should be read in conjunction with Alamos’ audited financial statements and Management Discussion and Analysis for the fiscal year ended December 31, 2004, which are available under the Company’s name at www.sedar.com..

All figures in US dollars unless otherwise stated.

Company Highlights for 2004:

  Closed a 10 million unit offering in April 2004 consisting of a common share plus one-half purchase warrant for net proceeds of $21.1 million;

  Closed a 10 million common share short form prospectus offering in November 2004 for net proceeds of $23.0 million;

  Completed an initial feasibility study on Phase I development of the Mulatos deposit in June 2004 and commenced development and procurement for $72.3 million in capital expenditures in the third quarter of 2004;

  Acquired surface rights from landowners at the Mulatos deposit.

  Commenced exploration of highly prospective mineral targets within the Company’s 21,300 hectare Salamandra group of concessions in Sonora, Mexico;

Results of Operations

The Company reported a loss in 2004 of $3.8 million or $0.06 per share versus $1.9 million or $0.05 per share in 2003.  The 2004 loss reflects the increase in corporate activities resulting from the completion of the Estrella Pit Development Feasibility Study on the Mulatos Project in June 2004, completion of equity financings in April and November 2004, and commencement of construction at Mulatos in the third quarter of 2004. The Company also moved its office from Vancouver to Toronto in March 2004 and hired additional staff to meet its requirements.

Capital Resources and Liquidity

The Company’s financial condition improved significantly in 2004 with over $28.1 million in cash, cash equivalents and short-term investments on hand at the end of the year. The Company also paid off its outstanding debt and accrued interest prior to year end in the amount of Cdn$3.2 million. In February 2005 the Company closed a 5.5% convertible debenture financing for gross proceeds of Cdn$50 million before costs. When combined with the $28.1 million cash on hand at the end of 2004, the Company had approximately $68 million cash on hand on a pro-forma basis with approximately $50 million in anticipated capital costs remaining to be spent at Mulatos, based on the feasibility study estimate for total capital costs. The Company has also budgeted $6 million for regional exploration and additional development near the Mulatos deposit in 2005.

Development at Mulatos Project

The Company is currently developing its Mulatos gold deposit in Sonora, Mexico. As at December 31, 2004, the Company had spent over $22.7 million on engineering, procurement and construction. Major expenditures include $3.5 million for a three-stage crushing system; $5.8 million for mining capital, including haul trucks and loaders;  $1.2 million for a gold recovery plant; $2.1 million on construction of the heap leach pad; $1.8 million on water systems and $1.2 million on access road improvements. The Company also secured important land rights during the year through the acquisition of sufficient surface area to accommodate Phase I development at Mulatos.

Construction and procurement is proceeding towards an anticipated third quarter 2005 first gold pour.  The initial phase of the leach pad, involving cut and fill and clay liner compaction is complete; the solution pond cut and fill phase is also complete. Installation of the plastic liner is in progress. The power plant foundation and slab is built. Carbon columns are currently being installed in the carbon plant where the steel structure is being erected. The three-stage crusher is being disassembled and shipped from its present location and rehabilitated where required prior to shipment to the site. The Company has also acquired an overland conveyer to transport crushed ore from the crusher to the leach pad.

Outlook

A principal objective of the Company is to complete Phase I development of the Mulatos deposit, with full feasibility production rates to be achieved by year end 2005.  Gold production is expected to commence in the third quarter of 2005.

The Company is also targeting zones adjacent to the Estrella Pit at El Salto, the Southeast Extension Zone and Mina Vieja to develop additional reserves. As well, drifting and underground drilling between Escondida and El Victor will examine mineral continuity and high-grade structures.

In 2004 the Company drill-tested the El Realito and Los Bajios targets with encouraging results that will require follow-up in 2005. In addition there are several other targets that are being prepared for drilling in 2005.

Alamos’ common shares are traded on the Toronto Stock Exchange under the symbol “AGI”.

For further information about Alamos Gold Inc., please visit Alamos' website at www.alamosgold.com or contact:

John A. McCluskey	Victoria Vargas de Szarzynski
President and Chief Executive Officer	Investor Relations Officer
Tel: 416-368-9932 x203	Tel: 416-368-9932 x201
Email: vvargas@alamosgold.com

__________________________________________________________________________________________

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statement in this release that are forward-looking, including statements relating to the future recovery of the Mulatos Project, are subject to various risks and uncertainties concerning the specific factors identified about in the Company’s periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMOS GOLD INC.

(Registrant)

March 31, 2005

By: /s/ Sharon L. Fleming

Date

Sharon L. Fleming

Corporate Secretary